Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES THE
ACQUISITION OF TWO DIRECTIONAL DRILLING COMPANIES

Calgary, Alberta, Canada – March 29, 2011

Precision Drilling Corporation (“Precision” or the “Corporation”) announced today the closing of the acquisition of Drake Directional Drilling, LLC and Drake MWD Services, LLC.  These companies provide directional drilling services in Texas, Louisiana, Oklahoma and Colorado and typically operate 10 - 14 directional drilling jobs, on a continuing basis.  The companies have been in business for four years and have operating facilities in the Houston, Texas area.

“One of our stated priorities for 2011 is to build our directional drilling experience and presence in North America”, stated Kevin Neveu, President and Chief Executive Officer of Precision.  “These acquisitions along with our organic growth in directional drilling are further steps in meeting that priority.  We are pleased that the principals and employees of these two outstanding companies are joining the Precision team.”

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com